DREYFUS TREASURY CASH MANAGEMENT
STATEMENT OF INVESTMENTS

10/31/2005 (Unaudited)

U.S. Treasury Bills--60.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
11/3/2005	2.89	800,000,000	799,871,389
11/10/2005	3.25	100,000,000	99,918,750
11/25/2005	3.66	600,000,000	598,540,000
12/29/2005	3.28	1,000,000,000	994,796,111
3/23/2006	3.72	200,000,000	197,120,556
Total U.S. Treasury Bills			
(cost $2,690,246,806)			**2,690,246,806**
Repurchase Agreements--40.0%			
ABN AMRO Bank NV			
dated 10/31/2005, due 11/1/2005 in the amount			
of $400,043,667 (fully collateralized by			
$415,126,000 U.S. Treasury Notes,			
3.125% - 5.75%, due 11/15/2005 - 4/15/2009,			
value $408,000,617)	3.93	400,000,000	400,000,000
Banc Of America			
dated 10/31/2005, due 11/1/2005 in the amount			
of $500,054,583 (fully collateralized by			
$54,886,000 U.S. Treasury Bills,			
due 11/3/2005 - 4/6/2006, value $54,684,790,			
$31,649,000 U.S. Treasury Bonds,			
2.375% - 3.875%, due 1/15/2025 - 4/15/2032,			
value $43,895,706, $199,512,000 U.S. Treasury			
Notes, .875% - 7%, due 11/30/2005 - 7/15/2015,			
value $210,776,970, and $340,632,946			
U.S. Treasury Strips, due 11/15/2005 - 5/15/2030,			
value $200,643,004)	3.93	500,000,000	500,000,000
Barclays Capital Inc.			
dated 10/31/2005, due 11/1/2005 in the amount			
of $155,016,822 (fully collateralized by			
$311,894,000 U.S. Treasury Strips,			
due 2/15/2019 - 2/15/2020, value $158,100,386)	3.91	155,000,000	155,000,000
Goldman, Sachs & Co.			
dated 10/31/2005, due 11/1/2005 in the amount			
of $228,497,117 (fully collateralized by			
$73,057,000 U.S. Treasury Bonds,			
8.875% - 10.375%, due 11/15/2012 - 2/15/2019,			
value $93,284,048 and $141,300,000 U.S. Treasury Notes,			
1.875% - 5.875%, due 11/15/2005 - 10/15/2009,			
value $139,759,292)	3.80	228,473,000	228,473,000
Morgan Stanley & Co.			
dated 10/31/2005, due 11/1/2005 in the amount			
of $500,054,583 (fully collateralized by			
$984,131,000 U.S. Treasury Strips,			
due 5/15/2018 - 5/15/2020, value $510,522,601)	3.93	500,000,000	500,000,000
Total Repurchase Agreements			
(cost $1,783,473,000)			**1,783,473,000**
Total Investments (cost $4,473,719,806)		100.3%	**4,473,719,806**
Liabilities, Less Cash and Receivables		(.3%)	**(14,433,436)**
Net Assets		100.0%	**4,459,286,370**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.